

OFFERING MEMORANDUM

facilitated by



Black Yeti Beverage, Inc

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Black Yeti Beverage, Inc
State of Organization	CA
Date of Formation	02/11/2020
Entity Type	Corporation
Street Address	340 S Lemon Ave # 4028, Walnut CA, 91789
Website Address	www.grislyscosmic.com

(B) Directors and Officers of the Company

Key Person		Eric Trueheart
Position with the Company		
	Title	CEO / Presdient
	First Year	2020
Other business experience (last three years)		***Co-FounderCo-Founder Black Yeti Beverage*** *Mar 2020 - Present* *Pasadena, California, United States* **Freelance Screenwriter** At Large · FreelanceAt Large · Freelance 1997 - Present

Key Person	Samantha Franklin
Position with the Company Title First Year	President / CMO 2020
Other business experience (last three years)	***Co-FounderCo-Founder Black Yeti Beverage, Inc.*** *Dec 2020 - Present* *Pasadena, California, United States* **Chief Brand Officer & Research Director** Karma Doctors & Associates · Self-employed *Jan 2021 - 2022* Temecula, California, United States

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Eric Trueheart	35%
Samantha Franklin	35%

(D) The Company's Business and Business Plan

Our Mission

Grisly's Cosmic is Here to Launch Hard Cola as the Next Big Ready-to-Drink Cocktail Category Trend! Humanity has reached peak seltzer. No one has approached the Whiskey & Cola RTD from a Craft Cola Perspective and that is where We Stand Apart – Real Aged Bourbon + Award Winning, Insanely Good Gourmet Cola!

- The Market contains just a couple big-name "Acme" brand whiskey and cola canned cocktails, but no premium elevated artisanal brand. Next to its competition, Grisly's Cosmic boasts significantly fewer calories, greater flavor complexity and total freedom from corporate creative restraints.
- Most RTD lines try to bring every cocktail in the bar. Lovers of margaritas and mules have dozens of options, but there are no elevated indie whiskey and cola RTDs. We are a line built entirely around a gourmet approach to cola (all thoughtfully paired with fine aged bourbon mash bills).

Industry Trends

3

EXPLOSIVE OPPORTUNITYIn the expanding world of RTD cocktails and hard seltzers.

- RTDs are expected to grow faster than other spirits. While the spirit market in general expects a CAGR of 4%, RTDs are likely to grow 3x faster.
- Over the past decade consumers of distilled sprits have shown a strong preference for high end and super premium products.
- Flavor Innovation is a growing trend as major brands introduce flavored line extensions. (i.e., Diageo's Ciroc Mango, Summer Colada, & French Vanilla).

The Team

The Yetis , Co-Conspirators

Who We Are

TWO COSMIC ODDBALLS AND A SPACE YETI

One from rock and roll, the other from the world of animation, we used the pandemic to combine our love of craft cola, high-quality, aged bourbon, and vibrant rock and roll poster art to bring some much-needed joy to our healing world. Made for the sole purpose of making you happy, our transdimensional cocktail experience will put a smile on your face and fill a Yeti sized whiskey and cola shaped place in your heart.

SAMANTHA FRANKLIN: brains, booze, & bass guitar

Samantha Franklin (aka Sammi Hologram) is the brains and bass-guitarist behind Teenacide Records' Billboard garage-rock-chart-topping all-girl punk band, The Holograms. With over a decade's worth of music industry, marketing, and PR expertise, Sammi is acutely adept at synthesizing bombastic rock and roll aesthetics into all areas of product development. Sammi has also launched several product lines in the integrative healthcare sector and is currently working toward her doctoral degree in neuropsychology.

ERIC TRUEHEART: cartoons, comedy, & cocktails

For nearly 20 years, Eric Trueheart has made cartoon creatures talk for every major kids' network in town. From Nickelodeon's cult hit INVADER ZIM, Eric has also written for Disney XD's BAFTA-nominated YIN YANG YO and helped DreamWorks develop their feature film, TURBO, into Netflix's first animated series garnering a Daytime EMMY nomination. Eric has sold pilots to Cartoon Network, Disney, SyFy, and even Spike (remember them?), and produced and hosted the cocktail-centric podcast, "The Army of Drunks."

Bruce, Great Old One

Intended Use of Funds

We have bootstrapped our way to an amazing inaugural core product, and are currently on the shelves in select Total Wine locations and iconic boutique retailers all across SoCal. Grisly's is now setting its sights on DTC e-commerce to engage our customers more directly and creatively. We are also ready to dive into production for Grisly's Cosmic Bliss our 2nd release! Funding will additionally be allocated to nurture and expand current brick and mortar sales.

- Marketing: Data driven, iterative and immersive digital campaigns to bolster online sales and drive traffic to existing brick & mortar retailers.
- Development: Cosmic Bliss roll out, Cosmic Blood R&D, and Limited-Edition flavors R&D.
- Branding: Expanding our galactic reach via events presence, in-store tastings, influencer marketing and highly publicized creative contests

GO-TO-MARKET PLAN

Purveying a brand experience that goes way beyond the can...

- Curated DTC e-Commerce provided by TapRm means hyper-competitive low shipping rates + awesome loot bundled care-packages for delighted customers!
- Top-shelf, award-winning flavor development with Sovereign Flavors, for continued growth of unique and limited-edition releases, alongside our beloved core product line.
- Art-forward product branding w/ firm Parts + Labour, in conjunction with our network of cult-following graphic novel and animation artists to melt hearts and minds with insanely collectable packaging and product art. We will make it hurt to throw our cans away.
- Next-generation creative content production and public relations w/ de Castellane Creative, who honor our vision of creating a world that resembles Sid & Marty Krofft meeting the Muppets at a midnight showing of Rocky Horror Picture Show.

Underlying Magic

We've built a Jedi-level brand that exists at the nexus of psychedelic sci-fi and creature comfort delicious!

- Cosmic: We are a Space Yeti themed brand complete with its own intergalactic lore!
- Psychedelic: Our box is an all-pantone, black light reactive, matte, and high-spot-gloss piece of eye candy. The can is a stand-alone piece of art and the perfect Instagram-ready cosmic accessory.
- Delicious: Multi-award-winning cocktail with medals in packaging and flavor from the 2021 Canned Challenge Competition and in packaging and flavor from The Pr%f Awards 2022, and a BevNet Cocktail Challenge finalist.

Grisly's Cosmic Black Value Propostition

Grisly's Cosmic Black was imagineered during the 2020 pandemic lockdown with the sole purpose of sharing our epicurean love of craft cola, vibrant rock poster art, and high-quality aged bourbon. A Premium Cocktail Cola Brand defined by:

- Real 2-yr Aged Bourbon: Aged high-rye bourbon, thoughtfully sourced with spirits aficionados in mind.
- Gourmet Cola: With tasting notes of caramel, cinnamon, toasted marshmallow and a pinch of heat (compliments of flavorless chili oil). Grisly's award-winning taste is heavenly!
- No Sugar Added: Only 120 calories per can, perfect for the fitness conscious hard seltzer drinker - With a robust rich sweetness that's a total ringer for cane sugar! We DO NOT taste like diet cola!!
- Flavor Variety: Exciting core lineup of staple SKUs * Cosmic Black (flagship cola) * Cosmic Bliss (vanilla bean cola) * Cosmic Blood (black cherry cola)

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	February 27, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Operating Capital	$46,625	$115,630
Mainvest Compensation	$3,375	$8,370
TOTAL	$50,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 2.5%[2]
Payment Deadline	2027-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 X 1.4 X
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.21%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 2.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.0%
$68,500	1.4%
$87,000	1.8%
$105,500	2.1%
$124,000	2.5%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common Stock
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities have Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	The Equity Interests represent ownership interests in the Company, whereas the Promissory Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Eric Trueheart	35%
Samantha Franklin	35%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Chase bank credit line	$30,000	21.49%		
Saxco, Inc	$60,227	6%		

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

Grisly's Cosmic Black forecasts the following milestones:

- Achieve 495,000 revenue per year by Year One

- Achieve 1,646,851 revenue per year by Year Two

Limited operating history

Grisly's Cosmic Black was established in February 2020 Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

Grisly has approximately $90,000 in outstanding debt and lines of credit. The capital raised through Mainvest will make up a portion of the Grisly's Cosmic Black's fundraising. However, Grisly's Cosmic Black may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$495,000	$1,646,851	$3,293,703	$3,623,073	$3,985,380
Cost of Goods Sold	$289,733	$963,933	$1,927,866	$2,120,652	$2,332,717
Gross Profit	$205,267	$682,918	$1,365,837	$1,502,421	$1,652,663
EXPENSES					
Expenses	$123,267	$410,105	$820,210	$902,230	$992,452
Operating Profit	$82,000	$272,813	$545,627	$600,191	$660,211

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$17,340.00	$0.00
Cost of Goods Sold	$13,876.00	$0.00
Taxes Paid	$0	$0
Net Income	$-96,901.00	$-23,828.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V